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August 29, 2014

BY HAND AND BY EDGAR

Michael Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

RE:     Veritex Holdings, Inc.
Registration Statement on Form S-1
Confidentially Submitted on July 22, 2014
CIK No. 0001501570

Dear Mr. Clampitt:

Our client, Veritex Holdings, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 18, 2014 (the “Comment Letter”).  We enclose for filing with the Commission the above-referenced Registration Statement on Form S-1 of the Company (the “Revised Registration Statement”), together with exhibits thereto.  On behalf of the Company we wish to thank you and the other members of the Staff for your very timely response to the Company’s confidential submission on July 22, 2014.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein, including updates to the financial statements and disclosures to reflect the Company’s financial results as of and for the six months ended June 30, 2014.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the

Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

General

1.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has been informed by the underwriters that none of the brokers or dealers participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications or research reports to the Staff as requested.

2.             Please revise your next submission to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response

As required by Rule 3-12 of Regulation S-X, the Company has included in the Revised Registration Statement unaudited interim financial statements as of June 30, 2014 and for the six months ended June 30, 2014 and 2013. The Company has also updated the disclosures throughout the document, including in the sections captioned “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to reflect the Company’s financial results as of June 30, 2014 and for the six months ended June 30, 2014 and 2013.

3.             Please provide a consent from your independent accountant in your next pre-effective amendment.

Response

The Company has filed currently dated consents from Grant Thornton LLP and JonesBaggett LLP as exhibits to the Revised Registration Statement.

Prospectus Cover Page

4.             Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Response

The Company confirms that no distribution of the prospectus will be made until the number of shares is included on the cover page.

Prospectus Summary

5.             Please revise the disclosure under “Acquisitions” to state whether or not there are any current plans, arrangements and/or understandings to make any material acquisitions.

Response

The Company has revised the disclosure under the section captioned “Acquisitions” on page 3 of the Revised Registration Statement to clarify that there are no current plans, arrangements and/or understandings to make any material acquisitions.

6.             In order to provide investors with a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio. In addition, briefly discuss the growth for the last full fiscal year and the growth during the interim period through the most recent practicable date.

Response

The Company has expanded its disclosure under the caption “Strong Credit Culture” on page 5 of the Revised Registration Statement to discuss the relatively unseasoned nature of its loan portfolio. In addition, the Company has revised the disclosure under the caption “ Our History and Growth” on page 2 of the Revised Registration Statement to discuss the growth for the last full fiscal year and the interim period through the most recent practicable date.

7.             Disclose the percentage of shares held by insiders and SunTx Veritex before and after the offering.

Response

The Company has revised the disclosure on page 8 of the Revised Registration Statement to add a subsection under the caption “Management and Principal Shareholders” disclosing the percentage of shares held by insiders and SunTx Veritex before and after the offering.

8.             Revise the summary to add a subsection disclosing the registration rights.

Response

The Company has revised the disclosure on page 7 of the Revised Registration Statement to add a subsection captioned “Registration and Board Rights” disclosing the registration rights granted to SunTx and certain other shareholders.

9.             Revise the summary to add a subsection disclosing the arrangement with SunTx for board representation.

Response

The Company has revised the disclosure on page 7 of the Revised Registration Statement to add a subsection captioned “Registration and Board Rights” disclosing the arrangement with SunTx for board representation.

Use of Proceeds, page 36

10.          We note the disclosure here and in the summary that proceeds may be used for future acquisitions. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future acquisitions and to quantify the amounts that may be used for each purpose. If there are no current plans, understandings or arrangements, please clarify. If proceeds may be used to redeem the Series C preferred stock, please disclose. In addition, disclose how much of the proceeds will be retained at the holding company level. See Item 504 of Regulation S-K.

Response

The Company has revised its disclosure on pages 3 and 35 of the Revised Registration Statement in response to the Staff’s comment and to clarify that there are no current plans, arrangements and/or understandings to make any material acquisitions. The Company advises the Staff that they do not intend to use the proceeds of this offering to redeem the Series C preferred stock.

Business

Lending Activities, page 46

11.          Please state which loan types are at higher risk and the particular risks of each loan type.

Response

The Company has revised its disclosure on pages 45 and 46 of the Revised Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 4.   Loans and Allowance for Loan Losses, page F-60

12.          We note your disclosure on page F-62 that certain TDRs are not considered impaired “Of the four loans restructured during the year ended December 31, 2013, three are performing as agreed to the modified terms and one is considered impaired…” Please tell us whether you measure credit impairment on all TDRs (not just those currently classified as TDRs) using the guidance in ASC 310-10. If so, please revise your accounting policy accordingly. If not, please tell us why and quantify the impact on your financial statements at December 31, 2013, December 31, 2012 and March 31, 2014 if you had measured credit impairment for these loans using this guidance.

Response

The Company confirms that all TDRs (not just those currently classified as TDRs) are considered impaired and measured for credit impairment using guidance in ASC 310-10.  The Company has revised the relevant footnotes, including the disclosures on page F62 as well as the Company’s accounting policy discussion to reflect the restructured notes. These revisions were deemed immaterial to the financial statements, taken as a whole, by the Company’s accountants.

13.          As a related matter, please tell us if the allowance for loan loss and recorded investment for all TDRs (not just those currently classified as TDRs) is included in the “loans individually evaluated for impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on pages F64 —F66. If so, please revise your footnote accordingly. If not, please tell us how you determined the disclosure complies with the referenced guidance.

Response

The Company confirms that the allowance for loan loss and recorded investment for all TDRs (not just those currently classified as TDRs) is included in the “loans individually evaluated for impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on pages F64 —F66. The Company’s footnotes and disclosures in the Revised Registration Statement, including those disclosures referenced on pages F64-F66 have been revised accordingly. Any revisions to the allowance and related footnotes and disclosures were deemed immaterial, both individually and in the aggregate, to the financial statements taken as a whole by the Company’s accountants.

Part II

Exhibits

14.          Please provide all exhibits with your next amendment to facilitate the staff’s review.

Response

The Company respectfully advises the Staff that, in addition to the exhibits filed together with the Revised Registration Statement, it plans to provide several of the remaining exhibits in connection with the next filing of the Registration Statement. The Company will provide any outstanding exhibits as soon as possible thereafter.

* * *

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (713) 221-1122.  Thank you for your consideration.

Very truly yours,

/s/ William S. Anderson
William S. Anderson

cc:   William Schroeder

John Nolan

Jessica Livingston

Securities and Exchange Commission

C. Malcolm Holland III

Veritex Holdings, Inc.

8214 Westchester Drive, Suite 400

Dallas, Texas 75225

Chet A. Fenimore

Fenimore, Kay Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701